03025142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended December 31, 2002

Commission file numbers
001-03344

SARA LEE CORPORATION PERSONAL PRODUCTS RETIREMENT SAVINGS PLAN OF PUERTO RICO

(Full title of the plan)

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CR

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS SARA LEE CORPORATION PERSONAL PRODUCTS RETIREMENT SAVINGS PLAN OF PUERTO RICO DECEMBER 31, 2002 AND JUNE 30, 2002

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Sara Lee Corporation
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the six-month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and June 30, 2002, and the changes in net assets available for benefits for the six-month period ended December 31, 2002, on the basis of accounting described in note B.

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Accountants and Business Advisors

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 27, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Sara Lee Corporation Personal Products
Retirement Savings Plan of Puerto Rico
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2002 and June 30, 2002

	December 31, 2002	June 30, 2002
Assets		
Investments (notes B and C)		
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans	$ 4,161,028	$ 4,366,972
Net assets available for benefits	$ 4,161,028	$ 4,366,972

The accompanying notes are an integral part of these statements.

Sara Lee Corporation Personal Products
Retirement Savings Plan of Puerto Rico
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Six-month period ended December 31, 2002

Additions	
Contributions	
Company	$ 34,690
Participants	152,466
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income	21,423
Total additions	208,579
Deductions	
Benefits paid to participants	414,523
Net decrease	(205,944)
Net assets available for benefits	
Beginning of period	4,366,972
End of period	$ 4,161,028

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible salaried employees of a participating division or subsidiary of the Sara Lee Corporation (the "Company") located in Puerto Rico who have completed 12 months of service and are not eligible to participate in the Sara Lee Corporation 401(k) Supplemental Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

During the six-month period ended December 31, 2002, the Plan year changed from a fiscal year (beginning July 1 and ending June 30), to a calendar year ending December 31.

Contributions

Eligible employees can contribute between 1% and 10% of their pretax compensation, as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC") and the Puerto Rico Internal Revenue Code of 1994.

The Company will contribute an amount equal to 35% of the portion of a participant's pretax contributions that does not exceed 5% of a participant's eligible compensation subject to certain limitations defined in the Plan agreement.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect Company contributions, the participant's contributions and any rollover contributions, as well as the participant's related share of the Plan's income, losses and certain related administrative expenses. Allocations are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

Participants are fully vested at all times.

NOTE A - DESCRIPTION OF PLAN - Continued

Investment Options

Participants may direct their total account balance amongst the various investment options currently available in the Plan in 10% increments. Participants may change their investment elections quarterly.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Sara Lee Corporation Common Stock Fund).

Hardship Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and payments and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, receivables (including Company and participant contributions) of approximately $100,000 and $84,000, respectively, would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2002 and June 30, 2002.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan's interest in the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and certain investments in common/collective trusts (collectively, "Investment Contracts"), quoted market prices are used to value investments in the SLC Investment Trust. Investment Contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying Investment Contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the Investment Contracts as of December 31, 2002 and June 30, 2002, was approximately 5.4% and 6.0%, respectively. The average yield for the Investment Contracts for the year ended December 31, 2002, was approximately 5.7%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C - INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The assets of the SLC Investment Trust are held by The Northern Trust Company.

At December 31, 2002 and June 30, 2002, the Plan's interest in the net assets of the SLC Investment Trust was approximately .62% and .82%, respectively. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2002 and June 30, 2002, is as follows:

	December 31, 2002	June 30, 2002
Non-interest-bearing cash	$ 35,184	$ -
Investments, at fair value		
Corporate stock - common	78,260,719	69,517,956
Investment in common/collective trusts	30,143,574	23,236,520
Investment in registered investment companies	246,567,078	273,196,616
Participant loans	13,086,794	12,504,583
Investments, at contract value		
Unallocated Investment Contracts	161,167,945	149,364,962
Total investments	529,261,294	527,820,637
Receivables	146,492,329*	2,001,078
Liabilities	(442,782)	(236,391)
Net assets of SLC Investment Trust	$675,310,841	$529,585,324

* Effective December 31, 2002, a separate plan was merged into a participating plan of the SLC Investment Trust.

NOTE C - INTEREST IN SLC INVESTMENT TRUST - Continued

SLC Investment Trust loss allocated to the participating plans for the six-month period ended December 31, 2002, is as follows:

Interest and dividend income	$ 4,224,541
Net depreciation in fair value of investments	
Corporate stocks - common	6,789,712
Investment in registered investment companies	(24,155,708)
Other	5,176,453
Net investment loss	$ (7,965,002)

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE E - TAX STATUS

In July 2002, the plan sponsor filed for a new determination letter. The Internal Revenue Service had previously determined and informed the Company by a letter dated June 20, 1996, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving that determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by The Northern Trust Company; therefore, these transactions qualify as party in interest. A portion of the Plan's assets (approximately 18%) is invested in Sara Lee Corporation common stock.

NOTE G - NONEXEMPT TRANSACTIONS

Certain employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. On or before July 31, 2003, the Company will contribute all late contributions to the Plan and will reimburse the Plan for interest on the funds borrowed.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002, to the Form 5500:

	December 31, 2002	June 30, 2002
Net assets available for benefits per the financial statements	$4,161,028	$4,366,972
Amounts due to participants	269,538	256,034
Net assets available for benefits per the Form 5500	$3,891,490	$4,110,938

The following is a reconciliation of benefits to participants according to the financial statements for the six-month period ended December 31, 2002, to the Form 5500:

Benefits paid per the financial statements	$ 414,523
Amounts allocated to withdrawing participants at	
December 31, 2002	269,538
June 30, 2002	(256,034)
Benefits paid per the Form 5500	$ 428,027

SUPPLEMENTAL SCHEDULE

Sara Lee Corporation Personal Products
Retirement Savings Plan of Puerto Rico
SCHEDULE OF NONEXEMPT TRANSACTIONS
Six-month period ended December 31, 2002

Identity of party involved	Relationship to Plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Amount loaned	Interest incurred on loans
Sara Lee Corporation	Plan sponsor	Lending of monies from the Plan to the Company (employee contributions not remitted in a timely manner): Deemed loans with dates ranging from April 20, 2001 to December 20, 2002; all loans will mature on or before July 31, 2003, with interest at a 6% annual rate	$146,643	$1,561

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003

Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: ______________________________

Lois M. Huggins, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP
99.1	Certification of the Plan's Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of the Plan's Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico's previously filed Registration Statement File No. 33-41487 and No. 333-68958.

Grant Thornton LLP

Chicago, Illinois
June 27, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

With reference to the Annual Report of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico (the "Plan") on Form 11-K for the six-month period ended December 31, 2002 (the "Report"), I, L.M. (Theo) de Kool, as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Financial Officer of the Plan, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

L.M. (Theo) de Kool,
as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Financial Officer of the Plan

Dated: June 27, 2003

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

With reference to the Annual Report of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico (the "Plan") on Form 11-K for the six-month period ended December 31, 2002 (the "Report"), I, Lois M. Huggins, as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Executive Officer of the Plan, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Lois M. Huggins,
as a member of Sara Lee Corporation's Employee Benefits Administrative Committee and as Chief Executive Officer of the Plan

Dated: June 27, 2003

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.